Press Release

INDOSAT CONCLUDES SALE AND LEASEBACK TRANSACTION FOR 2,500 TOWERS WITH TOWER BERSAMA

Jakarta, August 3, 2012, PT Indosat Tbk (“Indosat” or the “Company”) today announces the closing of its sale and lease back transaction for 2,500 towers with PT Tower Bersama Infrastructure Tbk. (“Tower Bersama” or “TBIG”) for an upfront consideration of US$406 million (subject to certain closing adjustments), which consists of a cash component and 239,826,310 in newly issued TBIG shares, representing 5% of TBIG’s enlarged share capital.

Commenting on the transaction, Harry Sasongko, President Director and CEO of Indosat said: “We are delighted to have successfully finalised this agreement with Tower Bersama. The transaction is a demonstration of a key element of our strategy where we seek to successfully dispose of non-core assets to enable us to focus on the development of our core wireless business. The disposal of a portion of our tower business allows us to benefit from ongoing maintenance capital expenditure and operational savings whilst freeing capital for reinvestment in our core business as well as reducing our overall debt position.”

The cash proceeds from the transaction will be applied towards repayment of outstanding debt, on-going capital investment and general corporate purposes.

Approvals required of Indosat's bondholders and lenders and Tower Bersama’s shareholders have been obtained.

For further information please contact:

Investor Relations

Tel:

62-21-30442615

Fax :

62-21-30003757

Corporate Secretary

Tel:

62-21-30442614

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In end 2011, it has more than 50 million cellular subscribers through its brands, Indosat Mobile, IM3, Mentari and Indosat Internet. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Qtel Group. Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT) and in the form of American Depositary Shares in New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends